A beneficial Shareholder (as defined herein) who wishes to exchange its Preferred Shares (as defined herein) in a way that may allow such beneficial Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes should instruct its broker or other Intermediary to complete and submit this Election Form by registered mail, courier or hand to CST Trust Company, 600 the Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Gloria Gherasim on or before the Election Deadline (as defined herein) in accordance with the instructions herein.

A registered Shareholder who wishes to exchange its Preferred Shares in a way that may allow such registered Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes may do so by completing and submitting the Election Form by registered mail, courier or hand to CST Trust Company, 600 the Dome Tower, 333 – 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Gloria Gherasim on or before the Election Deadline in accordance with the instructions herein.

ELECTION FORM

TO:	CST TRUST COMPANY

AND TO:	TRANSALTA CORPORATION

This Election Form is for use by holders (collectively, “Shareholders” and each a “Shareholder”) of cumulative redeemable rate reset first preferred shares, series A, cumulative redeemable floating rate first preferred shares, series B, cumulative redeemable rate reset first preferred shares, series C, cumulative redeemable rate reset first preferred shares, series E and cumulative redeemable rate reset first preferred shares, series G (collectively, “Preferred Shares”) in the capital of TransAlta Corporation (the “Corporation”) in connection with the plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act as described in the management proxy circular of the Corporation dated January 16, 2017 (the ”Information Circular”) and in the Corporation’s press releases dated December 19, 2016 and January 16, 2017. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Information Circular.

The directors of the Corporation wish to offer the Shareholder the opportunity to receive cumulative redeemable minimum rate reset first preferred shares, series 1 (“Series 1 Preferred Shares”) in the capital of the Corporation in exchange for Preferred Shares, as applicable, pursuant to the terms of the Arrangement on a taxable basis for Canadian federal income tax purposes. If the Shareholder wishes to receive Series 1 Preferred Shares on a tax-deferred basis in exchange for its Preferred Shares, there is no need to complete and return this Election Form. Shareholders should consult their own legal and tax advisors as to whether they should complete and return this Election Form.

IF YOU ARE ELIGIBLE TO DO SO AND WISH TO ELECT TO HAVE THE EXCHANGE OF ALL OF YOUR PREFERRED SHARES OF ONE OF MORE SERIES, AS APPLICABLE, FOR SERIES 1 PREFERRED SHARES PURSUANT TO THE ARRANGEMENT CARRIED OUT IN SUCH A MANNER AS MAY ALLOW YOU TO REALIZE A CAPITAL GAIN OR CAPITAL LOSS UNDER CANADIAN FEDERAL INCOME TAX LAWS, PLEASE CHECK THE BOX BELOW AND RETURN THIS ELECTION FORM TO CST TRUST COMPANY AT THE ADDRESS SPECIFIED ABOVE PRIOR TO 5:00 P.M. (CALGARY TIME) ON FEBRUARY 13, 2017, OR PRIOR TO 5:00 P.M. (CALGARY TIME) ON THE THIRD BUSINESS DAY IMMEDIATELY PRIOR TO THE DATE OF ANY ADJOURNED MEETING (THE “ELECTION DEADLINE”).

☐	The Shareholder hereby elects to exchange of all of its Preferred Shares, as applicable, as set out below, for Series 1 Preferred Shares carried out in such a manner that may allow the Shareholder to realize a capital gain or capital loss for Canadian federal income tax purposes upon the exchange.

IF A SHAREHOLDER DOES NOT COMPLETE THIS FORM IT WILL RECEIVE SERIES 1 PREFERRED SHARES ON A TAX-DEFERRED BASIS FOR CANADIAN FEDERAL INCOME TAX PURPOSES.

THE SHAREHOLDER UNDERSTANDS THAT IF IT ELECTS TO RECEIVE SERIES 1 PREFERRED SHARES ON A TAXABLE BASIS FOR CANADIAN FEDERAL INCOME TAX PURPOSES FOR ONE OR MORE SERIES OF PREFERRED SHARES HELD BY SUCH SHAREHOLDER THAT (I) IT MUST ELECT TO EXCHANGE ALL OF THE SHARES OF THE APPLICABLE SERIES OF PREFERRED SHARES ON A TAXABLE BASIS FOR CANADIAN FEDERAL INCOME TAX PURPOSES; AND (II) IT MAY MAKE SUCH ELECTION FOR ONE OR MORE SERIES OF PREFERRED SHARES AND NOT ANOTHER SERIES OF PREFERRED SHARES HELD BY SUCH SHAREHOLDER.

Remainder of page left intentionally blank.

Signature page follows.

The Shareholder:

1.	represents and warrants that the following Preferred Shares represent all of the Preferred Shares beneficially owned, directly or indirectly, by the Shareholder of each particular series Preferred Shares in respect of which the Shareholder elects to exchange on a taxable basis:

DESCRIPTION OF PREFERRED SHARES
Name in which Preferred Shares are Registered	Series of Preferred Shares	Number of Preferred Shares

TOTAL:

If space is not sufficient, please attach a list in the above form;

2.	represents and warrants that the Shareholder has full power and authority to make the above tax election and to execute and deliver this Election Form;

3.	acknowledges receipt of the Information Circular; and

4.	covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary to complete the above tax election and acknowledges that if the Shareholder fails to execute such documents, transfers or other assurances that the exchange of all of its Preferred Shares, as applicable, for Series 1 Preferred Shares will be completed on a tax-deferred basis for Canadian federal income tax purposes.

Delivery of this Election Form to an address other than as set forth above will not constitute valid delivery. It is recommended that you forward your Election Form by registered mail. Failure to deliver your Election Form prior to the Election Deadline will result in you receiving Series 1 Preferred Shares on a tax-deferred basis for Canadian federal income tax purposes.

DATED this              day of                     , 2017.

Signature of Shareholder	Signature of Shareholder (if more than one Shareholder listed)

Name	Name

Telephone	Telephone

INSTRUCTIONS

1. To receive Series 1 Preferred Shares on a taxable basis this Election Form must be validly completed and duly executed and be received by CST Trust Company at the address set forth above prior to the Election Deadline.

2. Preferred Shares held by eligible holders who do not deposit with CST Trust Company a validly completed and duly executed Election Form on or before the Election Deadline, or who do not otherwise comply with the requirements of this Election Form and the instructions herein, will be exchanged for Series 1 Preferred Shares on a tax-deferred basis for Canadian federal income tax purposes. You are advised that the Information Circular contains important tax and other information regarding the election and it is recommended that you review this information in its entirety and consult with your own tax advisor about making such an election.

3. No fractional Series 1 Preferred Shares will be issued to Shareholders under the Arrangement. In the event a Shareholder would otherwise be entitled to receive a fractional Series 1 Preferred Share under the Arrangement, the number of Series 1 Preferred Shares issued to such Shareholder shall be rounded down to the next lesser whole number of Series 1 Preferred Shares.

4. The method used to deliver this Election Form is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are received by CST Trust Company. The Corporation recommends that such documents be delivered by registered mail and a receipt be obtained therefore.

5. If any Preferred Shares are beneficially owned, directly or indirectly, by two or more joint holders, all such holders, as applicable, must sign this Election Form.

6. A registered Shareholder who wishes to exchange its Preferred Shares in a way that may allow such registered Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes may do so by completing and submitting the Election Form with CST Trust Company on or before the Election Deadline in accordance with the instructions herein.

7. A beneficial Shareholder who wishes to exchange its Preferred Shares in a way that may allow such beneficial Shareholder to realize a capital gain or a capital loss for Canadian federal income tax purposes should instruct its broker or other Intermediary to complete and submit this Election Form with CST Trust Company on or before the Election Deadline in accordance with the instructions herein.

8. A copy of the Election Form is available on the Corporation’s profile on SEDAR at www.sedar.com. Additional copies of the Election Form will also be available by contacting Kingsdale Advisors at 1-877-659-1820 (toll-free within North America) or 416-867-2272 (outside North America) or by e-mail at contactus@kingsdaleadvisors.com.

SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN LEGAL AND TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM.